

September 2, 2011

Via E-mail
Richard Hamilton, Ph.D.
President and CEO
Ceres, Inc.
1535 Rancho Conejo Boulevard
Thousand Oaks, CA 91320

> **Re: Ceres, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed August 23, 2011**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed August 29, 2011**
> **File No. 333-174405**

Dear Dr. Hamilton:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment Nos. 4 and 5 to Registration Statement on Form S-1

Management's Discussion and Analysis, page 49
Stock-Based Compensation, page 56
Valuation as of May 31, 2011, page 60

1. We noted your response to our comment two of our letter dated August 5, 2011. Please revise to include the text of your response and any additional factors when the IPO price range is included in your registration statement.

Liquidity and Capital Resources, page 72

2. We note in August 2011, you sold $11.4 million in convertible notes. Such notes are
    automatically convertible into your common stock at a 20% discount to your IPO price.
    If an IPO is not consummated within 6 months, such notes automatically convert into
    preferred stock and warrants. Tell us how you plan to account for the issuance of these
    notes, including references to relevant authoritative accounting literature, and disclose the
    impact of these notes to your financial condition.

Business, page 78

3. We partially reissue comment seven of our letter dated August 5, 2011. Please disclose
    the upfront license fee paid to date pursuant to the Texas A&M agreement. In addition,
    please disclose the total aggregate milestone payments to be made pursuant to the
    material agreements.

4. We note your response to comment nine of our letter dated August 5, 2011. Given that
    Campbell Soup Co. accounted for a significant portion of your revenues and the fact that
    you have disclosed the material terms of the agreement with them on page 55 without
    naming them, please name them when discussing the material terms and consider adding
    disclosure to the business section.

Exhibits

5. We note the amendment to the bylaws filed as exhibit 3.5. Please revise to file a
    complete copy of the amended bylaws. See Item 601(b)(3)(ii) of Regulation S-K. Please
    note that this would also apply to any amendment to the certificate of incorporation.

6. We partially reissue comment 12 of our letter dated August 5, 2011. Please file all
    Schedules to Exhibit 10.16. This would include Schedules 1, 2 and 3. Please note that
    we may have additional comments on Exhibits 10.16 and 10.20 in the confidential
    treatment request.

7. We reissue comment 13 of our letter dated August 5, 2011. Please file Exhibit 10.11 in
    its entirety. We note that Exhibits B and D to the sponsored research agreement have not
    been filed.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Raj Rajan at (202) 551-3388 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or Pamela Howell, Special Counsel at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director